UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-38712

Pintec Technology Holdings Limited

7th FL, Tower A Sino Ocean International Center

56 East 4th Ring Road Middle, Chaoyang District, Beijing

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒          Form 40-F ☐

Resolutions Adopted at Extraordinary General Meeting

On January 8, 2025, Pintec Technology Holdings Limited (the “Company”) held an extraordinary general meeting of shareholders at 7th FL, Tower A Sino Ocean International Center, 56 East 4th Ring Road Middle, Chaoyang District, Beijing, the People’s Republic of China, at which shareholders of the Company passed the following resolutions:

AS A SPECIAL RESOLUTION, THAT the name of the Company be changed to:

J and Friends Holdings Limited

AS A SPECIAL RESOLUTION, THAT the currently effective sixth amended and restated memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and substitution in their place of the seventh amended and restated memorandum and articles of association.

The seventh amended and restated memorandum and articles of association is attached as an exhibit hereto.

This report on Form 6-K is hereby incorporated by reference in the registration statement of the Company on Form S-8 (No. 333-229745) to the extent not superseded by documents or reports subsequently filed.

Exhibits

Exhibit No.	Description
99.1	The Seventh Amended and Restated Memorandum and Articles of Association of J and Friends Holdings Limited

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By:	/s/ Xin Yang
	Name:	Xin Yang
	Title:	Chief Financial Officer

Date: January 9, 2026